

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

December 15, 2010

Mr. William C. Denninger
Senior Vice President and Chief Financial Officer
Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, CT 06002

   **RE: Kaman Corporation
     Form 10-K for the Fiscal Year ended December 31, 2009
     Forms 10-Q for the Fiscal Quarters ended April 2, 2010, July 2, 2010
     and October 1, 2010
     File No. 0-1093**

Dear Mr. Denninger:

   We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief